# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APi Group Corporation, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IV, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 55,536,501; shared voting power 0; sole dispositive power 33,089,118; shared dispositive power 0; aggregate amount beneficially owned 55,536,501 (12.7% of the class)
- Mariposa Acquisition IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,137,000; shared voting power 0; sole dispositive power 6,137,000; shared dispositive power 0; aggregate amount beneficially owned 6,137,000 (1.4% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,240,426; shared voting power 0; sole dispositive power 24,240,426; shared dispositive power 0; aggregate amount beneficially owned 24,240,426 (5.6% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,711,692; shared voting power 0; sole dispositive power 2,711,692; shared dispositive power 0; aggregate amount beneficially owned 2,711,692 (0.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: APi Group Corporation
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Comment: This Amendment No. 10 (the "Amendment") amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 20, 2021, Amendment No. 3, filed on January 5, 2022, Amendment No. 4, filed on January 3, 2024, Amendment No. 5, filed on April 19, 2024, Amendment No. 6, filed on November 14, 2024, Amendment No. 7, filed on January 3, 2025, Amendment No. 8, filed on November 5, 2025, and Amendment No. 9, filed on January 2, 2026, the "Statement") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of APi Group Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Sir Martin beneficially owns 55,536,501 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of

- sole power to vote, or to direct the vote and sole power to dispose, or to direct the disposition of, 33,089,118 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 6,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons; and

- sole power to vote, or to direct the vote, of 22,447,383 shares of Common Stock pursuant to the Proxy Agreement.

The shares beneficially owned by Sir Martin consist of (i) 24,240,426 shares of Common Stock held directly by MEF Holdings (or approximately 5.6%), (ii) 2,711,692 shares of Common Stock held directly by Brimstone (or approximately 0.63%), (iii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into 6,000,000 shares of Common Stock and 137,000 shares of Common Stock held directly by Mariposa (or approximately 1.4% in the aggregate), and (iv) 22,447,383 shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement (or approximately 5.2%) (after giving effect to the disposition of shares of Common Stock subject to the Proxy Agreement). The percentages are calculated pursuant to Rule 13d-3(d) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a).
Transactions in the class effected during the past sixty days: Paragraph (c) of the Statement is amended to add the following: On December 31, 2025, MEF Holdings LLLP gifted 499,680 shares of Common Stock to a 501(c)(3) private charitable foundation following which it no longer had any voting or dispositive power over such shares of Common Stock.

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (01/09/2026)
- Mariposa Acquisition IV, LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin/Manager (01/09/2026)
- MEF Holdings, LLLP: /s/ Martin E. Franklin, MEF Holdings, LLC, its general partner By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC; Name: Sir Martin E. Franklin Title: CEO (01/09/2026)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin/Manager (01/09/2026)